SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1’20 Earnings Results

I. Performance in Q1 2020 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q1 19	Q4 19	Q1 20	QoQ	YoY
Quarterly Results
Revenues	5,879	6,422	4,724	-26%	-20%
Operating Income	-132	-422	-362	N/A	N/A
Income before Tax	-129	-2,173	-295	N/A	N/A
Net Income	-63	-1,817	-199	N/A	N/A

II. IR Event of Q1 2020 Earnings Results

1. Provider of Information:	IR Team
2. Participants:	Investors, Securities analysts, etc.
3. Purpose:	To present Q1 20 Earnings Results of LG Display
4. Date & Time:	16:00 (KST) on April 23, 2020
5. Venue & Method:	Earnings release conference call in Korean/English - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com
6. Contact Information

1)  Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)  Main Contact for Disclosure-related Matters:

Myoung Woon An, Manager, IR Team (82-2-3777-1076)

3)  Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 20 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2020 Results

SEOUL, Korea (Apr. 23, 2020) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2020.

•

Revenues in the first quarter of 2020 decreased by 26% to KRW 4,724 billion from KRW 6,422 billion in the fourth quarter of 2019 and decreased by 20% from KRW 5,879 billion in the first quarter of 2019.

•

Operating loss in the first quarter of 2020 recorded KRW 362 billion. This compares with the operating loss of KRW 422 billion in the fourth quarter of 2019 and the operating loss of KRW 132 billion in the first quarter of 2019.

•	EBITDA in the first quarter of 2020 was KRW 630 billion, compared with EBITDA of KRW 586 billion in the fourth quarter of 2019 and with EBITDA of KRW 679 billion in the first quarter of 2019.

•

Net loss in the first quarter of 2020 was KRW 199 billion, compared with the net loss of KRW 1,817 billion in the fourth quarter of 2019 and the net loss of KRW 63 billion in the first quarter of 2019.

LG Display registered KRW 4,724 billion in revenues and KRW 362 billion in operating loss in the first quarter of 2020.

The revenue decrease of 26% quarter-on-quarter from KRW 6,422 billion was driven by low seasonality which led to a reduction in sales of products with high ASP (Average Sales Prices) per square meter, such as P-OLED products. In addition, the company’s panel area shipments decreased quarter-on-quarter due to its continued move toward the structural improvement of the LCD business as well as a production setback caused by the COVID-19 outbreak.

The company recorded an operating loss of KRW 362 billion, a slight quarter-on-quarter improvement, due to an increase in LCD TV panel prices and favorable foreign exchange rates, as well as an effort to minimize overall costs including material costs.

Panels for mobile devices accounted for 32% of the revenue in the first quarter of 2020, 4% down from the previous quarter due to the low seasonality. Panels for TVs accounted for 31%, while those for tablets and notebook PCs accounted for 20%and desktop monitors for 17% respectively.

LG Display recorded 186% in the liability-to-equity ratio, 91% in the current ratio, and 87% in the net debt-to-equity ratio as of March 31, 2020.

“We expect volatility in demand to increase down the road, as industry sectors are impacted by the COVID-19 outbreak. The difficult situation will inevitably linger, although it is expected that demand in IT products will grow due to stay-at-home orders and consequent surge in online activities. We will do our best to continue to seize such business opportunities, including any increase in demand in IT products where LG Display has a competitive advantage, as well as to strengthen cash management by optimizing inventory and minimizing input of resources,” said Dong-hee Suh, CFO and Senior Vice President of LG Display.

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 23, 2020 starting at 4:00 PM Korea Standard Time (KST) to announce the first quarter of 2020 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2020Q1_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 59,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 23, 2020	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President